Exhibit 99.1

Share Repurchase Update

During the quarter ended June 30, 2024, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 613 million ordinary shares (equivalent to 77 million ADSs) for a total of US$5.8 billion, including the repurchase of approximately 14.8 million ADSs at US$80.80 per ADS through privately negotiated transactions concurrently with the pricing of our convertible senior notes offering on May 23, 2024. These purchases were made in both the U.S. and Hong Kong markets under our share repurchase program.

As of June 30, 2024, we had 19,024 million ordinary shares (equivalent to 2,378 million ADSs) outstanding, a net decrease of 445 million ordinary shares compared to March 31, 2024, or a 2.3% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

Historical repurchases and total shares outstanding are set forth in the table below:

	Three months ended
	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024
Repurchase amount (US$Bn)	$2.1	$3.3	$1.9	$3.1	$1.7	$2.9	$4.8	$5.8
Shares repurchased (Mn ADSs)	24	45	22	36	19	37	65	77
Outstanding shares (Mn ADSs)	2,626	2,585	2,566	2,549	2,531	2,499	2,434	2,378

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$26.1 billion as of June 30, 2024.

July 2, 2024

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